Mail Stop 3561

August 10, 2006

Mr. Neil A. Ciarfalia
 Chief Financial Officer
AZTAR CORPORATION
2390 East Camelback Road, Suite 400
Phoenix, Arizona 85016

> **Re:** **Aztar Corporation**
> **Supplemental response letter dated June 2, 2006 regarding the Form 10-K**
> **for the year ended December 31, 2005**
> **File No. 1-12092**

Dear Mr. Ciarfalia:

We have reviewed your supplemental response letter to us dated June 2, 2006 in response to our letter of comment dated May 23, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 5 business days.

FORM 10-K (Fiscal Year December 31, 2005)

General

1.   We have reviewed your responses to certain of our prior comments where you request future filing compliance rather than amending the filing. We will not object if you elect to comply in future filings.

Financial Statements

Note 13. Accounting for the Impact of the…Construction Accident, page F-28

2.   We have reviewed your response to prior comment 5. However, please supplementally explain where you have reflected within the operating activities section of the cash flows statement, the insurance recoveries pertaining to "construction accident insurance recoveries" that are classified in operating income on the statements of operations, in the amounts of $871,000 for 2005 and $12,717,000 for 2004.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief